United States securities and exchange commission logo





                                May 10, 2022

       Samuel P. Wertheimer
       Chief Executive Officer
       Brookline Capital Acquisition Corp.
       280 Park Avenue, Suite 43W
       New York, NY 10017

                                                        Re: Brookline Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed April 11,
2022
                                                            File No. 333-264222

       Dear Dr. Wertheimer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed April 11, 2022

       Cover Page

   1. Please disclose if BCAC s sponsor, directors, officers or their affiliates will participate in the PIPE financing.
   2. Please disclose on the cover page the expected ownership percentages of the combined company of BCAC public
stockholders, the Sponsor, Apexigen current equity owners and the PIPE Investors.
       Questions and Answers
       Q: WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT COMPLETED?, page 7

   3. We note your disclosure here that your Existing Charter provides that BCAC must
 Samuel P. Wertheimer
FirstName  LastNameSamuel
                  AcquisitionP.Corp.
                                Wertheimer
Brookline Capital
Comapany
May        NameBrookline Capital Acquisition Corp.
     10, 2022
May 10,
Page 2 2022 Page 2
FirstName LastName
         complete its initial business combination within 15 months from the closing of the IPO, or such later date if extended. Please revise your disclosure here to clarify the specific date by which you must complete the business combination.
WILL BCAC OBTAIN NEW FINANCING IN CONNECTION WITH THE BUSINESS
COMBINATION, page 8

4. Please revise to disclose in this section the pricing formula for sales of shares under the
         Lincoln Park equity line agreement, as discussed on page 273.
Q: WHAT EQUITY STAKE WILL CURRENT BCAC PUBLIC STOCKHOLDERS, THE
SPONSOR, THE REPRESENTATIVE, FORMER APEXIGEN EQUITYHOLDERS..., page 9

5. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

         Additionally, please discuss here that the Business Combination Agreement does not provide for any minimum cash condition, as referenced on page 41.
Q: WHO IS APEXIGEN?, page 11

6. We note your statements on page 11 and elsewhere that sotigalimab is potentially "best-
         in-class" and "first-in-class" CD40 agonist antibody. Such terms suggest that your product candidates are effective and likely to be approved as a new therapeutics for oncology.
         Given the early stage of development, it is not appropriate to suggest that your platform and the product candidates are likely to be effective or receive regulatory approval. Please delete these references throughout your registration statement. If your use of the term was intended to convey your belief that the product is based on a novel technology or approach, you may discuss how your technology differs from technology used by competitors. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication your product candidate has been proven effective or that it will receive regulatory approval.
7. We note your statement that sotigalimab is a "CD40 agonist antibody, with unique epitope specificity and Fc receptor engagement for optimal therapeutic effect and safety" and similar statements about your other product candidates, including your disclosure that
         "APX601 shows potent anti-tumor activity" and APX801's "effective killing of tumor cells." Please revise this disclosure and similar references throughout your prospectus that imply that your product candidates are safe or effective as such determinations are made solely by the FDA or comparable foreign regulators. Additionally, please disclose in this section that Apexigen had an accumulated deficit of $144.7 million as of December 31,
         2021, as referenced on page 225.
 Samuel P. Wertheimer
FirstName  LastNameSamuel
                  AcquisitionP.Corp.
                                Wertheimer
Brookline Capital
Comapany
May        NameBrookline Capital Acquisition Corp.
     10, 2022
May 10,
Page 3 2022 Page 3
FirstName LastName
8. Please revise to refrain from referring to your out-licensed arrangements as your
         "pipeline," here and throughout your registration statement, as it appears you do not control the development of these programs and your assets should be clearly described apart from the potential financial benefits from your out-license agreements.
Q: DO ANY OF BCAC'S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE
BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE..., page 18

9.       We note your disclosure that "BCAC   s directors and officers, and
their affiliates are
         entitled to reimbursement of out-of-pocket expenses." Please update your disclosure to quantify the aggregate out-of-pocket expenses that are entitled to reimbursement.
Summary, page 24

10. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
BCAC Conflicts of Interest, page 27

11. We note your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Summary Risk Factors, page 34

12. We note your disclosure that "[t]he Public Stockholders will experience immediate dilution as a consequence of the issuance of the Combined Company common stock as consideration in the Business Combination and due to future issuances pursuant to the
         2022 Equity Incentive Plan and the 2022 Employee Stock Purchase Plan." Please revise your disclosure here to discuss other sources of dilution in connection with the Business
         Combination, including the 150,000 shares of the Combined Company common stock that will be issued to Lincoln Park associated with the financing arrangement upon the
         Closing. Please also discuss here and in the related risk factor on page 96 risks associated with potential dilution under the equity line agreement with Lincoln Park.
Summary of Historical Financial Information of BCAC , page 38

13. Please include a balance for common stock subject to possible redemption in your balance sheet data here to be consistent with your balance sheet at F-3. Samuel P. Wertheimer
FirstName  LastNameSamuel
                  AcquisitionP.Corp.
                                Wertheimer
Brookline Capital
Comapany
May        NameBrookline Capital Acquisition Corp.
     10, 2022
May 10,
Page 4 2022 Page 4
FirstName LastName
Risks Related to the Business Combination, page 95

14. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Adjustment (C), page 123

15. Please expand your disclosures to identify the nature of the transaction costs incurred and the related entity reporting these costs. Separately identify and quantify those costs that are specific incremental costs to the transaction and explain why those costs are reflected as an offset to equity rather than within the pro forma statement of operations. In this regard, we note only Apexigen's specific incremental costs that result from the transaction may be reflected in equity. Other costs incurred by Apexigen and all transaction costs incurred by BCAC, as the accounting acquiree, must be reflected in your pro forma statement of operations. See Rule 11-02(a)(6)(i)(B) and address the need to revise your adjustments accordingly.
Note 3. Loss Per Share, page 125

16. Please provide the underlying computation that resulted in the 18,083,364 shares to be issued to the Former Apexigen equityholders. In doing so, ensure you quantify each component of the denominator used in the calculation of the exchange ratio. Also, in light of the fact that, based on its defined terms, the exchange ratio is subject to change, please tell us what consideration was given to providing a sensitivity analysis of how a change in the exchange ratio could impact your pro forma share and per share information.
17. Please expand your disclosures to reference the terms of the Business Combination
         Agreement that results in a 460,000 reduction in Sponsor and Representative shares under the maximum redemption scenario.
Comparative Share Information, page 126

18. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis that also includes interim redemption levels.
Security Ownership of Certain Beneficial Owners and Management of BCAC and the Combined
Company, page 184

19.      Please also disclose the sponsor and its affiliates    total potential
ownership interest in the
         post-initial business combination company, assuming exercise and conversion of all securities.
 Samuel P. Wertheimer
FirstName  LastNameSamuel
                  AcquisitionP.Corp.
                                Wertheimer
Brookline Capital
Comapany
May        NameBrookline Capital Acquisition Corp.
     10, 2022
May 10,
Page 5 2022 Page 5
FirstName LastName
Apexigen's Business, page 187

20. We note your disclosure of clinical trials relating to your product candidates throughout this section. Please revise to clarify whether each trial was powered for statistical significance. In addition, if a trial was powered for statistical significance please provide
         p-values for the results of each trial.
21. We note your statement here that "[y]our APXiMAB platform was used to enable the discovery of multiple high-quality protein therapeutic product candidates." We further note that it appears that only one of your out-licensed product candidates to date has been approved. Please revise your disclosure to eliminate any suggestion that your APXiMAB platform will create product candidates that are likely to be approved. Safety and efficacy determinations are solely within the authority of the FDA or comparable foreign regulators.
Our Wholly Owned Pipeline, page 188

22. We note that APX801 appears in your pipeline table with an "undisclosed target", and is not discussed in detail elsewhere in your registration statement. Please remove this program from the pipeline table as it appears it is not currently material to your business.
         Alternatively, please tell us why you believe this program is sufficiently material to warrant inclusion in the pipeline table. Additionally, please expand your disclosure concerning this program on page 198 to identify the target and provide a more fulsome discussion of this program.
Our Out-Licensed Programs, page 189

23. Please revise to remove the graphic highlighting the stage of development of your out-
         licensed programs as it appears you do not control the development of these programs and as such, their prominence is inappropriate. We will not object to a narrative discussion that summarizes your out-licensing of assets generated from your APXiMAB platform;
         however, this discussion should not imply that product candidates generated by your platform are likely to be approved.
24. We note your disclosure on pages 201 through 203 outlining your various license and collaboration agreements. For each agreement, please expand your disclosure to describe all material terms of the agreement including:
             any upfront or execution payments received or paid;
             quantification of all milestone payments received or paid to date; and
             the duration of the agreement and the royalty term as well as the termination provision.

         As applicable, with regard to any royalty term, disclose the anticipated expiry of the last to expire patent licensed under the agreement and the number of years following the first commercial sale.
 Samuel P. Wertheimer
FirstName  LastNameSamuel
                  AcquisitionP.Corp.
                                Wertheimer
Brookline Capital
Comapany
May        NameBrookline Capital Acquisition Corp.
     10, 2022
May 10,
Page 6 2022 Page 6
FirstName LastName
Sotigalimab (APX005M) Program, page 189

25. We note your statement that you believe "sotiga has the ability to turn immunologically cold tumors hot." Please clarify what you mean by this statement.
26. We note your statement here that "[t]he data to date demonstrate that sotiga is reasonably well tolerated as a monotherapy and also in combination with other cancer therapeutics"
         and other statements throughout your registration such as your disclosure on page 195 that, "interim data also indicate that sotiga in combination with neoadjuvant chemoradiation for esophageal and GEJ cancers is reasonably well tolerated." Please revise your disclosure to discuss whether any serious adverse events have been observed that were deemed related to sotiga and the nature of any such events and the number of patients who experienced them, consistent with your risk factor disclosure beginning on page 49.
Intellectual Property, page 205

27. For each of your patents and patent applications please disclose the relevant jurisdiction for each foreign patent. Additionally, we note your disclosure that patents licensed from
         Epitomics related to your APXiMAB platform begin to expire in 2023. Please expand your disclosure to discuss whether such expiry is expected to have a material effect on your business.
Platform Technology, page 206

28. We note your license agreement with Epitomics obligates you to pay Epitomics a share of amounts you receive in consideration of a sublicense. Please update your disclosure to clarify which product(s) or product candidate(s) are covered by the license agreement with
         Epitomics.
Apexigen's Management's Discussion and Analysis
Components of Operations
Research and Development, page 227

29. Based on your disclosures on page 228, it appears you may track research and development costs by product candidate. If you track such information, please expand your disclosures to provide a break down of your research and development expenses by product candidate. If you do not track your expenses by product candidate, disclose that fact.
Background of the Business Combination, page 277

30. We note your disclosure that BCAC entered into over 20 non-disclosure agreements and in addition to Apexigen, BCAC delivered non-binding indications of interest or letters of intent with respect to 11 other prospective business combination targets. Please expand your discussion to describe the extent of due diligence or substantive negotiations with
 Samuel P. Wertheimer
FirstName  LastNameSamuel
                  AcquisitionP.Corp.
                                Wertheimer
Brookline Capital
Comapany
May        NameBrookline Capital Acquisition Corp.
     10, 2022
May 10,
Page 7 2022 Page 7
FirstName LastName
         other potential targets. As drafted, there is little discussion of the process by which all other potential targets were eliminated during this period from February to November
         2021.
31.      We note your disclosure on page 283 and elsewhere that "Apexigen   s
last financing round
         had been completed with a post-money valuation of approximately $340,000,000, and
         [Dr. Wertheimer] pointed out that the current proposed transaction valuation of
         $205,000,000 was at a significant decrease to that amount." Please revise your disclosure to clarify the time of the last financing and disclose what conditions led to the decreased post-money valuation, including whether or not Apexigen's business was materially impacted since the last financing. Your disclosure should make clear the methodology by which the BCAC Board arrived at the pre-transaction valuation for Apexigen of
         $205,000,000. Where you reference the comparable companies analysis, please clarify how many of such companies had a single lead product candidate in clinical development.
         We also note that the sponsor may forfeit up to 460,000 BCAC founder shares. Please disclose if the BCAC Board considered the impact that forfeiture of a portion of the founder shares would have on the valuation and quantify the potential effects of such forfeiture on the proposed transaction valuation.

         Additionally, we note your disclosure on page 290 that, assuming no redemptions, funds from the PIPE Investment and from the Trust Account are projected to provide 10 quarters of cash runway. Please explain here the assumptions underlying such projection and risks to those assumptions.
32. We note your disclosure on page 19 that BCAC will pay Brookline Capital Markets a fee of $200,000 to act as "BCAC's financial advisor, investment banker and consultant in connection with the Business Combination." Please revise to specify the services provided by Brookline Capital Markets in exchange for such fee and disclose its role in the negotiations, if any.
Comparable Company Analysis, page 289

33. Please revise to ensure the graphic on page 289 is legible. As presented, the text is too small to be legible.
Note 13. Subsequent Events, page F-52

34. Please respond to the following comments with regard to your subsequent events:

                Disclose the date through which subsequent events have been evaluated and the nature of this date. Refer to ASC 855-10-50-1;
                Disclose further details of your January 23, 2022 stock option grants, including the respective exercise prices and expected compensation expense; and
                Explain to us how you determined the fair value of the common stock underlying these grants, and the reason for the difference, if significant, between the fair value of your common stock, after giving effect to the exchange ratio, and the $10.00 deemed
 Samuel P. Wertheimer
Brookline Capital Acquisition Corp.
May 10, 2022
Page 8
           value pursuant to the Merger. Please discuss with the staff how to submit your response.
Exhibits

35. We note that the form of the Combined Company Bylaws is not listed in your exhibit index. Please file the Combined Company Bylaws as an exhibit to the registration statement. Refer to Item 601(b)(3) of Regulation S-K.
General

36. We note that page A-44 of the Business Combination Agreement states that there are deferred fees owed by you to Ladenburg pursuant to that certain Underwriting
      Agreement, dated January 28, 2021. Please quantify the aggregate fees payable to
      Ladenburg that are contingent of the completion of the Business Combination or otherwise advise. Please also clarify if such fees are included or excluded from the estimated transaction costs of $9.4 million referenced on page 103. Please also clarify whether the 57,500 shares held by the "Representative" referenced on page 25 refers to
      Ladenburg or otherwise advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at 202-551-4391 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Jason L. Drory at 202-551-8342 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameSamuel P. Wertheimer
                                                           Division of
Corporation Finance
Comapany NameBrookline Capital Acquisition Corp.
                                                           Office of Life
Sciences
May 10, 2022 Page 8
cc:       Jeffrey C. Selman, Esq.
FirstName LastName